EXHIBIT 20

(PURCHASE, NY, September 26, 1996)--PepsiCo, Inc., today announced a series of long-term strategic actions to strengthen its competitiveness in the marketplace, improve the consistency of its financial performance and significantly improve shareholder returns.

Several of the actions will have a one-time negative impact on earnings, though they will not affect PepsiCo's plans to generate about $1.8 billion in cash this year.

Roger Enrico, PepsiCo's Chief Executive Officer, said: "PepsiCo is re-committing to a long-term mid-teens compound growth rate for earnings per share. Clearly, we have lately fallen short of that goal. I believe we can best correct the situation by focusing more squarely on our core businesses of Taco Bell, Pizza Hut and KFC restaurants, Frito-Lay snacks and Pepsi-Cola beverage products. Now is the time to re-evaluate all other businesses in our portfolio, as well as to streamline our operations, especially international beverages."

International Soft Drinks

Pepsi-Cola Company will immediately undertake a major restructuring of international operations to reduce annual operating costs by more than $100 million. Additionally, its strategy will shift to assure priority focus on building our business in those markets in which we are already strong, and on long-term development of the business in the most promising emerging markets where we believe the competitive strategic playing field is essentially level. The restructuring will result in a one-time charge of approximately $125 million ($.07 per share) in the fourth quarter.

In addition, PepsiCo will take the necessary steps to reduce to a prudent level its exposure to BAESA, the Pepsi-Cola bottler for several Latin American countries, including Argentina and Brazil. It will also write down the carrying value of certain international beverage assets including some non-core businesses, primarily packaging ventures, which are being held for disposal. The charges arising from these write-downs will be approximately $400 million ($.24 per share). The third quarter will reflect $360 million of the total charge and the balance will be taken in the fourth quarter.

"Clearly we've had problems in our international beverage business," said Roger Enrico. "But I believe we're moving to fix them quickly and get ourselves on a sound strategic footing. Our domestic beverage business continues to have an excellent year on all measures whether volume, market share, profit growth or cash flow."


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Restaurants

PepsiCo will immediately conduct a review to determine whether to retain its casual dining business. Although we believe these are attractive and growing concepts, the question is whether they fit strategically within our portfolio. Hot 'n Now, our small hamburger concept, will be sold as soon as is practical. Additionally, PepsiCo will expand its successful program of selling company-owned Pizza Hut and Taco Bell restaurants to franchisees, and include KFC in the program beginning in 1997.

"Having more of our restaurants run by franchisees benefits us both operationally and financially," said Mr. Enrico. "Our refranchising effort has worked well thus far, and was a major contributor to the $600 million cash flow turnaround in our restaurant business in 1995. Going forward, I see us generating about $800 million per year in cash for quite some time."
Snack Foods

PepsiCo has made important progress in building the long-term market strength of its global snack food business. An accelerated effort to increase volume and market share following the recent exit of a U.S. competitor has proven highly successful, with Frito-Lay achieving its highest market share in history. However, short-term costs associated with this effort have carried over to the third quarter and profitability, while good, will be less than we'd like.

"The world-wide progress we've achieved this year at Frito-Lay reflects the remarkable vitality and enormous potential of a truly great business," said Mr. Enrico. "Having successfully improved our volume and share in the United States, we're now well positioned to leverage our efficiencies to strengthen profit margins, beginning in the fourth quarter. Adding to this the excellent results we're seeing in our U.K., Canadian and Mexican businesses, I see full year profit performance in the mid-teens as we'd planned at the beginning of the year."

Financial Impact

The charges associated with PepsiCo's strategic actions will affect reported earnings in the third and fourth quarters of 1996. The ongoing strategic review of our non-core businesses could also result in one-time charges or gains in future years.


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Reported earnings

In the third quarter, which ended September 7, earnings per share are expected to be approximately thirty cents below third quarter 1995 earnings. The causes of the decline are:

     charges which are associated with the international beverage business as discussed above (approximately $360 million pretax or $.21 per share),

     PepsiCo's share of the losses and charges announced by BAESA on August 8, 1996 (approximately $55 million after-tax or $.03 cents per share),

     a drop in the international beverage operating profits (approximately $135 million pretax or about $.07 per share) and declines in operating profits at Pizza Hut in the United States. These will more than offset solid gains at Pepsi-Cola, Frito-Lay, KFC and the international snacks and restaurant businesses.

Cash Flow

For the full year, PepsiCo's robust cash generation remains on track given the non-cash nature of most of the unusual items. Operating cash flow after capital spending is expected to be about $1.8 billion. More than 40% of that is expected to come from the restaurant business. So far this year, about $1.25 billion in cash has been used to repurchase nearly 41 million shares of PepsiCo stock.

"With cash generation continuing strong and expected to grow at double digit rates over the next several years, we expect to pick up the pace of our stock buyback to about $2 billion a year," said Mr. Enrico. "Given the great prospects of this corporation and our confidence in the strategies we have to deliver consistent results, I can't think of a better place to invest our cash."

Safe Harbor Language

This announcement contains forward-looking statements that estimate future savings in International Beverages, cash to be provided by restaurant operations, the full-year profit performance of our Snack Food Business, and future operating cash flow growth. These forward-looking statements reflect management's expectations and are based upon currently available data; however, actual results are subject to future events and uncertainties which could materially impact actual performance. The key uncertainty regarding future savings in International Beverages is our ability to execute the restructuring as planned. Cash from restaurant operations will be significantly impacted by the operating performance of our four large quick service restaurant businesses as well as the availability of potential buyers to participate in the refranchising program. Critical to full-year profit performance of our Snack Food business are maintenance of sales momentum and a reduction of certain selling costs. Finally, future operating cash flow growth depends on key factors such as strong net sales growth, some expansion of current net margins, the pace of capital spending and the continuation of the current refranchising program.